UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Frisch’s Restaurants, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

358748101

(CUSIP Number)

FRI Holding Company, LLC

4170 Ashford Dunwoody Road, Suite 390

Atlanta, Georgia 30319

Attn: Aziz Hashim

Telephone: (404) 865-3356

with copies to:

Amy Cheng

Cheng Cohen LLC

311 North Aberdeen Street, Suite 400

Chicago, Illinois 60607

Telephone: (312) 243-1701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101

1.	Names of Reporting Persons. FRI Holding Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO HC

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1.           Security and Issuer.

This statement on Schedule 13D/A (this “Statement”) relates to the shares of common stock, no par value per share (“Common Stock”), of Frisch’s Restaurants, Inc., an Ohio corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2800 Gilbert Avenue, Cincinnati, Ohio  45206.

Item 2.           Identity and Background.

The person filing this Schedule 13D/A is FRI Holding Company, LLC, a Delaware limited liability company (the “Company”). The address of the principal business office of the Company is 4170 Ashford Dunwoody Road, Suite 390, Atlanta, Georgia  30319. The principal business of the Company is to conduct business related to the ownership and control of the Issuer.

The controlling member of the Company is NRD Partners I, L.P., a Delaware limited partnership (“NRD Partners”).  The general partner of NRD Partners is NRD Partners I GP, LLC, a Delaware limited liability company (“NRD I GP”).  The manager of the Company is NRD Capital Management, LLC, a Delaware limited liability company (“NRD Management”).  The managing member of NRD I GP and NRD Management is Aziz Hashim, an individual resident of the United States.  The principal business address of NRD Partners, NRD I GP, NRD Management and Mr. Hashim is 4170 Ashford Dunwoody Road, Suite 390, Atlanta, Georgia  30319.

During the past five years, neither the Company nor, to the best of the Company’s knowledge, any member, manager or officer of the Company or any of their respective members, managers or officers has been (i) convicted of a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source Amount of Funds or Other Consideration

On August 24, 2015 (the “Effective Time”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) between the Issuer, the Company, and FRI Merger Sub, LLC an Ohio limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub”), Merger Sub was merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of the Company.  At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Merger was automatically cancelled and ceased to exist.  Furthermore, at the Effective Time, each outstanding option to buy shares of Common Stock granted under the Issuer stock option plans, whether or not vested and exercisable, was cancelled.   The holder of each share of Common Stock that was automatically cancelled shall receive $34.00 per share from the Company in cash, without interest, and the holder of each stock option cancelled shall receive from the Company or the surviving corporation an amount in cash (without interest, but net of applicable taxes), equal to the product of the number of shares of Common Stock subject to each option as of the Effective Time, multiplied by the excess, if any, of $34.00 over the exercise price per share of Common Stock subject to such option.

The aggregate purchase price paid by the Company in connection with the Merger was approximately $174.5 million (the “Merger Consideration”).  The Company funded the Merger Consideration and certain Merger-related expenses through approximately $15.0 million in equity commitment from the NRD Partners and $165.0 million in proceeds from the Sale Leaseback Agreement (defined below).

On April 3, 2015, the Company entered into an Agreement for Real Estate Purchase and Sale Contract and the Unitary Master Lease Agreement (collectively, the “Sale Leaseback Agreement”) among the Issuer, Strategic Financial Intermediation LLC (“Seller”), with the Company as guarantor, and a certain independent third-party institutional investor (“Purchaser”). Under the terms of the Sale Leaseback Agreement, the Seller purchased certain real properties from the Issuer for approximately $167 million and simultaneously sold the properties to the Purchaser. In addition, the Purchaser, as landlord, leased all of the subject real properties back to the Issuer, as tenant, pursuant to a form of lease prescribed by the Sale Leaseback Agreement.

Item 4.           Purpose of Transaction

(a)-(b) See Item 3 above.

(c) Not applicable.

(d) At the Effective Time, all members of the board of directors of the Issuer prior to the Merger voluntarily resigned. At the Effective Time, the board of directors included the following individuals: Daniel W. Geeding, Jerome P. Montopoli, Dale P. Brown, Lorrence T. Kellar, William J. Reik, Jr., Robert J. Dourney, Donald H. Walker, Craig F. Maier, and Karen F. Maier. At the Effective Time, Craig F. Maier, President and Chief Executive Officer of the Issuer, and Karen F. Maier, the Issuer’s Vice President of Marketing, announced their immediate retirement and resigned their positions from the Issuer.  At the Effective Time, Mr. Hashim was appointed the sole director of the Issuer until the next election of directors. At the Effective Time, Mr. Hashim was also appointed as the President, Chief Executive Officer and Secretary of the Issuer.

(e) At the Effective Time, the Issuer, as the surviving corporation in the Merger, amended its Articles of Incorporation (the “Amended Articles”). Under the Amended Articles, the total authorized stock of the Issuer available for issuance is 1,000 shares of common stock, no par value.  At the Effective Time, in connection with the Merger, the Company was issued 100 shares of common stock, no par value, of the Issuer and the Company became the sole shareholder of the Issuer.

(f) See Item 3 and Item 4(e) above.

(g) As described in Item 4(e) above, the Issuer adopted the Amended Articles.  Furthermore, at the Effective Time, the Issuer adopted an amended Code of Regulations.

(h) —(i) On August 24, 2015, the Issuer notified the New York Stock Exchange (“NYSE”) that the Merger was consummated, and the NYSE filed a delisting application on Form 25 with the Securities and Exchange Commission (“SEC”) to report the delisting of the Issuer’s Common Stock from the NYSE MKT.

(j) Not applicable.

The descriptions of the Merger Agreement in this Schedule 13D are qualified in their entirety by reference to such agreement, which is included as Exhibit 1 hereto, respectively, and are incorporated by reference herein.

Item 5.           Interest in Securities of the Issuer

(a-b) As of the Effective Time, as described in Item 4(e) in connection with the Merger, the Company holds 100 shares of Common Stock of the Issuer, which represents 100% of the issued and outstanding Common Stock.   The Company has sole voting and dispositive power over such shares of Common Stock.

(c) To the knowledge of the Company, neither the Company nor any person or entity named in Item 1 hereof has effected any transactions in the shares of the Issuer’s Common Stock within the past 60 days, other than as described in Item 3 above.

(d) The Company has the right to receive and the power to direct payment of dividends of the Issuer.  Furthermore, through their respective indirect ownership of the Company, NRD Partners, NRD GP I and Mr. Hashim have the right to receive dividends of the Issuer, and through their indirect control of the Company, NRD Partners, NRD GP I, NRD Management and Mr. Hashim have the power to direct payments of dividends of the Issuer. See Item 2 for further information.

(e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements attached on the Exhibit hereto are incorporated herein by reference. Other than the Merger Agreement, and the organizational documents of NRD Partners, NRD GP I, and NRD Management, which give such entities indirect control over the Issuer, to the best of the Company’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Company, or any person or entity described in Item 1 hereof, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.           Material to be Filed as Exhibits.

Exhibit Number	Document

1

Agreement and Plan of Merger, dated as of May 21, 2015, by and among Frisch’s Restaurants, Inc., FRI Holding Company, LLC and FRI Merger Sub, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Frisch’s Restaurants, Inc. on May 22, 2015 (File No. 001-07323)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2015

FRI HOLDING COMPANY, LLC

By:	/s/ Aziz Hashim
Name:	Aziz Hashim
Title:	Managing Member of NRD Capital Management, LLC, Manager of FRI Holding Company, LLC